Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

LIVEONE, INC.

LiveOne, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: That at a meeting of the Board of Directors of LiveOne, Inc., a Delaware corporation (the “Corporation”), resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended to effect a one (1) for ten (10) reverse stock split of all of the Corporation’s issued and outstanding common stock, $0.001 par value per share (the “Common Stock”), whereby, automatically upon the filing and effectiveness of this Certificate of Amendment pursuant to the General Corporation Law of the State of Delaware (the “DGCL”), each ten (10) issued and outstanding shares of Common Stock shall automatically be changed into one (1) validly issued, fully paid and non-assessable share of Common Stock, and, in that connection, to reduce the stated capital of the Corporation.

In order to effectuate the amendment set forth above:

(a) Upon the filing and effectiveness of this Certificate of Amendment pursuant to the DGCL, all of the Corporation’s issued and outstanding shares of Common Stock, having a par value of $0.001 per share, shall be changed into new validly issued, fully paid and non-assessable shares of Common Stock on the basis of one (1) new share of Common Stock for each ten (10) shares of Common Stock issued and outstanding as of the record date of selected for such change; provided, however, that no fractional shares of Common Stock shall be issued pursuant to such change. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest) from the Corporation’s transfer agent in lieu of such fractional shares in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation’s transfer agent of all fractional shares otherwise issuable.

(b) The Corporation’s 500,000,000 authorized shares of Common Stock, having a par value of $0.001 per share, shall not be changed;

(c) The Corporation’s 10,000,000 authorized shares of preferred stock, having a par value of $0.001 per share, shall not be changed; and

(d) The Corporation’s stated capital shall be reduced by an amount equal to the aggregate par value of the shares of Common Stock issued prior to the effectiveness of this Certificate of Amendment which, as a result of the reverse stock split provided for herein, are no longer issued shares of Common Stock.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate of Amendment to the Certificate of Incorporation shall be effective at 8:00 a.m., Eastern Time, on September 26, 2025.

[Signature page follows]

IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to be signed by this 22nd day of September 2025

LIVEONE, INC.

By:	/s/ Ryan Carhart
Name:	Ryan Carhart
Title:	Chief Financial Officer